FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES AGREEMENT TO ACQUIRE INTEREST IN NET SERVIÇOS DE COMUNICAÇÃO

Mexico City, Mexico, June 28, 2004 - Telefonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, LATIBEX: XTMXL) today announced that it has entered into an agreement with Globo Comunicações e Participações S.A. (Globopar) to acquire an equity interest in Net Serviços de Comunicação S.A. (Net). Net is the largest cable television operator in Brazil.

The agreement provides that TELMEX will acquire shares of Net itself and shares of a holding company that will hold a majority of the voting shares of Net. TELMEX's aggregate equity interest in Net (including TELMEX's proportionate share of the shares held by the new holding company) is expected to be approximately 30% to 60% of the outstanding shares of Net. The purchase price will depend on the outcome of the debt restructuring of Net but it is estimated that it will be equivalent to between U.S.$250 million and U.S.$370 million.

The transaction is subject to extensive conditions, including the receipt of required regulatory approvals, the completion of a restructuring of Net's debt, and the conclusion of agreements with Globopar and certain of the other shareholders of Net. There can be no assurance that these conditions will be met, in particular those relating to the restructuring of Net's debt. The transaction is not expected to close before the end of 2004.

Globopar also has a put option that gives it the right but not the obligation, at any time after October 31, 2004, to sell to TELMEX directly or indirectly a combination of voting and non-voting shares of Net, equal to approximately 34% of the outstanding shares of Net, for the equivalent of approximately U.S.$130 million. The put option expires on July 1, 2005 or upon closing of the purchase transactions described above.

Under current Brazilian law, TELMEX is not permitted to acquire a controlling interest in Net. If after the closing of either transaction the law should change to permit TELMEX to do so, TELMEX will have the right to purchase from Globopar, and Globopar will have the right to sell to TELMEX, an interest in the new holding company that will give TELMEX voting control of Net.

TELMEX is the leading telecommunications company in Mexico with 16.1 million telephone lines in service, 2.5 million line equivalents for data transmission and 1.5 million Internet accounts. TELMEX offers telecommunications services through a 75 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. Additionally, the company offers telecommunications services through its affiliates in Argentina, Brazil, Colombia, Chile and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004	TELEFONOS DE MEXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: TELMEX ANNOUNCES AGREEMENT TO ACQUIRE INTEREST IN NET SERVIÇOS DE COMUNICAÇÃO